UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 December 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

21st December 2020

Cancellation of Shares and Total Voting Rights

CRH plc announces that on Friday, 18th December 2020, it cancelled 4,500,000 Ordinary Shares* previously held by it as treasury shares.  The Ordinary Shares so cancelled represented 0.56% of the issued share capital of CRH plc.  Ordinary Shares held in treasury do not have any voting rights.

Following the above cancellations, as at the date of this announcement, CRH plc's issued share capital is as follows:

Ordinary Shares of €0.32 each	795,140,338	10,089,207 of which are held in treasury
Income Shares of €0.02 each	795,140,338	10,089,207 of which are held in treasury
7% 'A' Cumulative Preference Shares of €1.27 each	872,000	None of which are held in treasury
5% Cumulative Preference Shares of €1.27 each	50,000	None of which are held in treasury

As none of the Income Shares or Preference Shares have voting rights, the total number of voting rights as at the date of this notice is, therefore, 785,051,131.  This figure,  785,051,131, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) (the "Irish Transparency Regulations") and the Transparency Rules.

This announcement is made in accordance with Rule 12.6 of the UK Listing Rules and the Irish Transparency Regulations.

Contact
Neil Colgan
Company Secretary
Tel:  003531 6344340

*An Income Share of €0.02 each is tied to each Ordinary Share and so references to Ordinary Shares shall be deemed to include an equivalent number of income shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 December 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary